# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Anghami Inc., CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, WeWork Hub7, Abu Dhabi Global Market Square, Al Maryah Island, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-23-010333
Filed by CIK 0001965611

## Reporting persons
- Elias Habib: type of reporting person: individual (IN); citizenship or place of organization: Lebanon (M8); sole voting power 2,486,052; shared voting power 0; sole dispositive power 2,486,052; shared dispositive power 0; aggregate amount beneficially owned 2,486,052 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Anghami Inc.
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

## Item 2. Person Filing
Name of person filing: This statement is filed by Elias Nabil Habib ("Reporting Person")
Address of principal business office or, if none, residence: The address of the business office of Reporting Person is: 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
Citizenship: Lebanon

## Item 4. Ownership
Amount beneficially owned: 2,486,052
Percent of class: 3.7
Sole power to vote or to direct the vote: 2,486,052
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,486,052
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elias Habib: /s/ Elias Habib, Elias Habib (01/14/2025)